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Exhibit 99.1

Hutchison China MediTech Limited
Condensed Consolidated Balance Sheets
(in US$'000, except share data)

	Note	September 30, 2019	December 31, 2018
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	97,082	86,036
Short-term investments	4	104,493	214,915
Accounts receivable—third parties	5	40,332	40,176
Inventories	6	15,653	12,309
Other current assets		19,521	17,105

Total current assets		277,081	370,541
Property, plant and equipment		18,528	16,616
Right-of-use assets	7	6,566	—
Investments in equity investees	8	145,337	138,318
Other assets		6,580	6,643

Total assets		454,092	532,118

Liabilities and shareholders' equity
Current liabilities
Accounts payable	9	23,029	25,625
Other payables, accruals and advance receipts	10	74,753	56,327
Lease liabilities	7	3,497	—
Other current liabilities		4,066	3,527

Total current liabilities		105,345	85,479
Lease liabilities	7	3,500	—
Long-term bank borrowings	11	—	26,739
Other liabilities		7,460	7,645

Total liabilities		116,305	119,863
Commitments and contingencies	12

Company's shareholders' equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 666,786,450 and 666,577,450 shares issued at September 30, 2019 and December 31, 2018 respectively	13	66,679	66,658
Additional paid-in capital		512,585	505,585
Accumulated losses		(260,172)	(183,004)
Accumulated other comprehensive loss		(5,575)	(243)

Total Company's shareholders' equity		313,517	388,996
Non-controlling interests		24,270	23,259

Total shareholders' equity		337,787	412,255

Total liabilities and shareholders' equity		454,092	532,118

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Operations
(Unaudited, in US$'000, except share and per share data)

		Nine Months Ended September 30,
	Note	2019	2018
Revenues
Goods—third parties		130,225	114,623
—related parties	17(i)	5,334	5,243
Services—commercialization—third parties		2,584	8,246
—collaboration research and development—third parties		10,468	25,581
—research and development—related parties	17(i)	373	7,308
Other collaboration revenue—royalties—third parties		2,562	—

Total revenues	15	151,546	161,001

Operating expenses
Costs of goods—third parties		(111,165)	(95,128)
Costs of goods—related parties		(3,718)	(3,685)
Costs of services—commercialization—third parties		(1,929)	(6,303)
Research and development expenses	16	(100,735)	(88,732)
Selling expenses		(11,660)	(13,657)
Administrative expenses		(30,291)	(21,967)

Total operating expenses		(259,498)	(229,472)

Loss from operations		(107,952)	(68,471)
Other income, net of other expenses		5,312	4,878

Loss before income taxes and equity in earnings of equity investees		(102,640)	(63,593)
Income tax expense	18	(2,559)	(2,995)
Equity in earnings of equity investees, net of tax	8	30,508	11,050

Net loss		(74,691)	(55,538)
Less: Net income attributable to non-controlling interests		(1,771)	(2,731)

Net loss attributable to the Company		(76,462)	(58,269)

Losses per share attributable to the Company—basic and diluted (US$ per share)	19	(0.11)	(0.09)
Number of shares used in per share calculation—basic and diluted	19	665,612,400	664,003,277

Note: The losses per share attributable to the Company—basic and diluted presented were adjusted retroactively for the nine months ended September 30, 2018 to take into account the share split approved by ordinary resolution at the Extraordinary General Meeting of the Company held on May 29, 2019, pursuant to which each ordinary share was subdivided into 10 ordinary shares with effect from May 30, 2019.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited, in US$'000)

	Nine Months Ended September 30,
	2019	2018
Net loss	(74,691)	(55,538)
Other comprehensive loss
Foreign currency translation loss	(6,093)	(7,004)

Total comprehensive loss	(80,784)	(62,542)
Less: Comprehensive income attributable to non-controlling interests	(1,010)	(1,777)

Total comprehensive loss attributable to the Company	(81,794)	(64,319)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, in US$'000, except share data in '000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company's Shareholders' Equity	Non- controlling Interests	Total Shareholders' Equity
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(58,269)	—	(58,269)	2,731	(55,538)
Issuances in relation to share option exercises	886	89	655	—	—	744	—	744
Share-based compensation
Share options	—	—	5,117	—	—	5,117	12	5,129
Long-term incentive plan ("LTIP")	—	—	2,932	—	—	2,932	8	2,940

	—	—	8,049	—	—	8,049	20	8,069
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(6,050)	(6,050)	(954)	(7,004)

As at September 30, 2018	665,356	66,536	500,228	(166,468)	(620)	399,676	25,027	424,703

As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255
Impact of change in accounting policy (Note 2)	—	—	—	(655)	—	(655)	(16)	(671)

As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(76,462)	—	(76,462)	1,771	(74,691)
Issuances in relation to share option exercises	209	21	134	—	—	155	—	155
Share-based compensation
Share options	—	—	5,400	—	—	5,400	12	5,412
LTIP	—	—	1,761	—	—	1,761	5	1,766

	—	—	7,161	—	—	7,161	17	7,178
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,332)	(5,332)	(761)	(6,093)

As at September 30, 2019	666,786	66,679	512,585	(260,172)	(5,575)	313,517	24,270	337,787

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$'000)

		Nine Months Ended September 30,
	Note	2019	2018
Net cash used in operating activities	21	(63,526)	(18,911)

Investing activities
Purchases of property, plant and equipment		(5,614)	(3,433)
Deposits in short-term investments		(426,695)	(688,786)
Proceeds from short-term investments		537,117	759,229
Investment in an equity investee		—	(8,000)

Net cash generated from investing activities		104,808	59,010

Financing activities
Proceeds from issuance of ordinary shares	14(i)	155	744
Purchases of treasury shares	14(ii)	(346)	(5,451)
Dividends paid to a non-controlling shareholder of a subsidiary		(1,282)	—
Proceeds from bank borrowings	11	—	26,923
Repayment of bank borrowings	11	(26,923)	(30,000)
Payment of issuance costs		—	(34)

Net cash used in financing activities		(28,396)	(7,818)

Net increase in cash and cash equivalents		12,886	32,281
Effect of exchange rate changes on cash and cash equivalents		(1,840)	(1,955)

		11,046	30,326
Cash and cash equivalents
Cash and cash equivalents at beginning of period		86,036	85,265

Cash and cash equivalents at end of period		97,082	115,591

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

 Hutchison China MediTech Limited
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

        Hutchison China MediTech Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People's Republic of China (the "PRC") and sell their products mainly in the PRC and Hong Kong.

Liquidity

        As at September 30, 2019, the Group had accumulated losses of US$260,172,000 primarily due to its spending in drug research and development ("Drug R&D") activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at September 30, 2019, the Group had cash and cash equivalents of US$97,082,000, short-term investments of US$104,493,000 and unutilized bank borrowing facilities of US$146,282,000. Short-term investments comprised of bank deposits maturing over three months. The Group's operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the nine months ended September 30, 2019 and 2018 were US$18,173,000 and US$23,526,000 respectively.

        Based on the Group's operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

        The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements, except for the adoption of Accounting Standards Codification ("ASC") 842, Leases ("ASC 842") as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

        The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

        The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

        The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expenses, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Leases

Summary of impact of applying ASC 842

        The Group applied ASC 842 to its various leases at the date of initial application of January 1, 2019. As a result, the Group has changed its accounting policy for leases as detailed below. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. Therefore, the Group recognizes in the condensed consolidated balance sheets liabilities to make lease payments (the lease liabilities) and right-of-use assets representing its right to use the underlying assets for their lease terms. The Group applied ASC 842 using the optional transition method by recognizing the cumulative effect as an adjustment to opening accumulated losses as at January 1, 2019. The comparative information prior to January 1, 2019 has not been adjusted and continues to be reported under ASC 840, Leases ("ASC 840").

        The Group assessed lease agreements as at January 1, 2019 under ASC 842, except for short-term leases. The Group elected the short-term lease exception for leases with a term of 12 months or less and recognizes lease expenses for such leases on a straight-line basis over the lease term and does not recognize right-of-use assets or lease liabilities accordingly. As a result of this assessment, the Group recorded an aggregate US$0.7 million in additional lease expenses as a cumulative adjustment to opening accumulated losses upon adoption. Additionally, the Group recognized right-of-use assets and lease liabilities of US$5.7 million and US$6.4 million respectively as at January 1, 2019.

        The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees' incremental borrowing rate as at January 1, 2019. The Group's weighted average incremental borrowing rate applied on January 1, 2019 was 3.97% per annum.

        A reconciliation of the Group's reported operating lease commitments as at December 31, 2018 and the Group's lease liabilities recognized upon adoption of ASC 842 as at January 1, 2019 is as follows:

(in US$'000)
Operating lease commitments as at December 31, 2018 (note (a))	8,835
Less: Leases not commenced as at January 1, 2019	(3,676)
Less: Short-term leases	(5)
Add: Adjustment as a result of the treatment for a termination option (note (b))	1,409
Less: Discount under the lessees' incremental borrowing rate as at January 1, 2019	(206)

Lease liabilities recognized as at January 1, 2019	6,357

Notes:

(a)
Future aggregate minimum payments under non-cancellable operating leases under ASC 840 were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326

Total minimum lease payments	8,835

(b)
The Group leases its corporate offices in Hong Kong through a support service agreement with an indirect subsidiary of CK Hutchison Holdings Limited ("CK Hutchison"), which is the Company's indirect major shareholder. The support service agreement may be terminated by giving 3-month advance notice; therefore, there was no lease commitment beyond the 3-month advance notice period as at December 31, 2018. This termination option is not considered probable of exercise for the purposes of applying ASC 842.

        The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if ASC 842 had been applied since their commencement dates, but discounted using the lessees' incremental borrowing rate as at January 1, 2019.

        Recognized right-of-use assets upon adoption were as follows:

(in US$'000)
Offices	4,877
Factories	383
Others	487

5,747

        There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the condensed consolidated statement of cash flows.

        In applying ASC 842 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Updated accounting policy—ASC 842

        In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

        Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee's incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

        An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

        After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

        Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

        Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

3. Cash and Cash Equivalents

	September 30, 2019	December 31, 2018
	(in US$'000)
Cash at bank and on hand	87,322	78,556
Bank deposits maturing in three months or less (note (a))	9,760	7,480

	97,082	86,036

Denominated in:
US$ (note (b))	79,844	58,291
RMB (note (b))	12,071	23,254
UK Pound Sterling ("£") (note (b))	386	331
Hong Kong dollar ("HK$")	4,781	4,160

	97,082	86,036

Notes:

(a)
The weighted average effective interest rate on bank deposits for the nine months ended September 30, 2019 and the year ended December 31, 2018 was 2.30% per annum and 1.98% per annum respectively (with maturity ranging from 5 to 35 days and 7 to 90 days respectively).

(b)
Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Short-term Investments

	September 30, 2019	December 31, 2018
	(in US$'000)
Bank deposits maturing over three months (note)
Denominated in:
US$	104,111	214,538
HK$	382	377

	104,493	214,915

    Note: The weighted average effective interest rate on bank deposits for the nine months ended September 30, 2019 and the year ended December 31, 2018 was 2.71% per annum and 2.18% per annum respectively (with maturity ranging from 91 to 129 days and 91 to 100 days respectively).

5. Accounts Receivable—Third Parties

        Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	September 30, 2019	December 31, 2018
	(in US$'000)
Accounts receivable, gross	40,375	40,217
Allowance for doubtful accounts	(43)	(41)

Accounts receivable, net	40,332	40,176

        Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

        Movements on the allowance for doubtful accounts:

	2019	2018
	(in US$'000)
As at January 1	41	258
Increase in allowance for doubtful accounts	36	161
Decrease in allowance due to subsequent collection	(33)	(225)
Write-off	—	(1)
Exchange difference	(1)	(14)

As at September 30	43	179

6. Inventories

        Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	September 30, 2019	December 31, 2018
	(in US$'000)
Raw materials	1,765	652
Finished goods	13,888	11,657

	15,653	12,309

7. Leases

        The Group leases various offices, factories and other assets. Lease contracts are typically within a period of 1 to 5 years.

        Leases consisted of the following:

September 30, 2019
(in US$'000)
Right-of-use assets
Offices (note (a))	5,938
Factories	177
Others (note (b))	451

Total right-of-use assets	6,566

Lease liabilities—current	3,497
Lease liabilities—non-current	3,500

Total lease liabilities	6,997

Notes:

(a)
Includes (i) US$0.9 million right-of-use asset for offices in the United States of America that is leased through July 2024 in which the contract has an option to renew the lease up to an additional 3 years; and (ii) US$1.1 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2021 in which the contract has a termination option with 3 months advance notice. The renewal and termination options were not recognized as part of the right-of-use assets and lease liabilities.

(b)
Includes US$0.3 million right-of-use asset for retail space in the United Kingdom that is leased through May 2022 which the Group has subleased through May 2022.

        Lease activities are summarized as follows:

Nine Months Ended September 30, 2019
(in US$'000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	173
Leases with lease terms greater than 12 months	2,421

2,594

Sublease rental income	61

Cash paid on lease liabilities	2,701

Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,197

        The weighted average remaining lease term and the weighted average discount rate as at September 30, 2019 was 2.93 years and 4.11% respectively.

        Future lease payments are as follows:

September 30, 2019
(in US$'000)
Lease payments:
Not later than 1 year	3,714
Between 1 to 2 years	1,550
Between 2 to 3 years	925
Between 3 to 4 years	789
Between 4 to 5 years	463

Total lease payments (note)	7,441
Less: Discount factor	(444)

Total lease liabilities	6,997

  Note: Excludes future lease payments on lease not commenced as at September 30, 2019 in the aggregate amount of US$1.1 million.

8. Investments in Equity Investees

        Investments in equity investees consisted of the following:

	September 30, 2019	December 31, 2018
	(in US$'000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS")	58,297	60,992
Shanghai Hutchison Pharmaceuticals Limited ("SHPL")	78,308	68,812
Nutrition Science Partners Limited ("NSPL")	8,184	8,102
Other	548	412

	145,337	138,318

        All of the equity investees are private companies and there are no quoted market prices available for their shares.

        Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)    Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(in US$'000)
Current assets	104,536	116,020	130,462	124,512	16,754	17,320
Non-current assets	94,914	100,353	92,571	98,532	—	—
Current liabilities	(63,668)	(73,974)	(65,671)	(84,357)	(387)	(1,117)
Non-current liabilities	(16,659)	(17,302)	(6,389)	(6,909)	—	—

Net assets	119,123	125,097	150,973	131,778	16,367	16,203
Non-controlling interests	(2,529)	(3,113)	—	—	—	—

	116,594	121,984	150,973	131,778	16,367	16,203

(ii)   Summarized statements of operations

	Commercial Platform				Innovation Platform
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL(note(a))
	Nine Months Ended September 30,
	2019	2018	2019	2018	2019	2018
	(in US$'000)
Revenue	156,987	160,713	210,167	211,903	—	—

Gross profit	83,732	83,050	149,794	147,373	—	—

Impairment provision (note (b))	—	—	—	—	—	(30,000)

Interest income	121	68	422	496	210	138

Finance cost	(13)	(140)	—	—	—	—

Profit/(loss) before taxation	15,512	16,390	55,698	52,958	165	(37,637)
Income tax expense (note (c))	(2,416)	(3,367)	(8,726)	(6,809)	—	—

Net income/(loss)	13,096	13,023	46,972	46,149	165	(37,637)
Non-controlling interests	472	366	—	—	—	—

Net income/(loss) attributable to the shareholders of equity investee	13,568	13,389	46,972	46,149	165	(37,637)

Notes:

(a)
NSPL did not have any activity for the nine months ended September 30, 2019 and primarily incurred research and development expenses during the nine months ended September 30, 2018.

(b)
On November 19, 2018, NSPL's Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete NSPL's clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. NSPL performed an annual impairment assessment of the recoverability of the related US$30,000,000 intangible asset by comparing its carrying amount to the higher of the asset's value-in-use or its fair value less costs to sell. In preparing its assessment, although NSPL was in the process of identifying potential buyers or collaboration partners to maximize its economic returns from the drug candidates, there was no certainty of an available market or that a suitable buyer or partner could be readily identified. Accordingly, NSPL recorded a full impairment provision for the nine months ended September 30, 2018 as the impairment conditions were determined to have existed as at September 30, 2018. The Company's attributable portion was US$15,000,000.

(c)
The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise ("HNTE") status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the nine months ended September 30, 2019 and 2018.

        For the nine months ended September 30, 2019 and 2018, other immaterial equity investees had net income of approximately US$311,000 and US$200,000 respectively.

(iii) Reconciliation of summarized financial information

        Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform				Innovation Platform(note)
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL
	2019	2018	2019	2018	2019	2018
	(in US$'000)
Opening net assets after non-controlling interests as at January 1	121,984	110,616	131,778	132,731	16,203	38,401
Impact of change in accounting policy (ASC 842)	(19)	—	(2)	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	13,568	13,389	46,972	46,149	165	(37,637)
Dividends declared	(14,615)	—	(21,731)	(31,538)	—	—
Other comprehensive loss	(4,324)	(5,502)	(6,044)	(5,898)	(1)	—
Investments	—	—	—	—	—	16,000

Closing net assets after non-controlling interests as at September 30	116,594	118,503	150,973	141,444	16,367	16,764

Group's share of net assets	58,297	59,252	75,487	70,722	8,184	8,382
Goodwill	—	—	2,821	2,924	—	—

Carrying amount of investments as at September 30	58,297	59,252	78,308	73,646	8,184	8,382

  Note: The Innovation Platform includes other immaterial equity investees. As at September 30, 2019 and December 31, 2018, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,732,000 and US$8,514,000 respectively.

        The equity investees had the following capital commitments:

September 30, 2019
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,868

9. Accounts Payable

	September 30, 2019	December 31, 2018
	(in US$'000)
Accounts payable—third parties	17,618	14,158
Accounts payable—non-controlling shareholders of subsidiaries (Note 17(iv))	3,916	4,960
Accounts payable—related party (Note 17(ii))	1,495	6,507

	23,029	25,625

        Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

10. Other Payables, Accruals and Advance Receipts

        Other payables, accruals and advance receipts consisted of the following:

	September 30, 2019	December 31, 2018
	(in US$'000)
Accrued salaries and benefits	12,437	8,715
Accrued research and development expenses	42,422	28,883
Accrued selling and marketing expenses	4,121	4,675
Accrued administrative and other general expenses	8,526	6,181
Deferred government incentives	425	1,817
Deposits	1,269	1,230
Dividend payable to a non-controlling shareholder of a subsidiary (Note 17(iv))	—	1,282
Others	5,553	3,544

	74,753	56,327

11. Bank Borrowings

        Bank borrowings consisted of the following:

	September 30, 2019	December 31, 2018
	(in US$'000)
Non-current	—	26,739

        The weighted average interest rate for outstanding bank borrowings for the nine months ended September 30, 2019 and the year ended December 31, 2018 was 3.29% per annum and 2.79% per annum respectively. The carrying amounts of the Group's bank borrowings were denominated in HK$. The Group had fully repaid the bank borrowings in June 2019 and there were no outstanding bank borrowings as at September 30, 2019.

(i)    3-year term loan and 18-month revolving loan facilities

        In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities included (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bore interest at the Hong Kong Interbank Offered Rate ("HIBOR") plus 1.50% per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bore interest at HIBOR plus 1.25% per annum. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

(ii)   2-year revolving loan facilities

        In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of HIBOR plus 1.35% per annum. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of HIBOR plus 1.35% per annum. These credit facilities are guaranteed by the Company. As at September 30, 2019 and December 31, 2018, no amount has been drawn from either of the revolving loan facilities.

        In February 2017, the Group through its subsidiary, entered into two separate facility agreements with the banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility included (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of HIBOR plus 1.25% per annum. The second credit facility included (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of HIBOR plus 1.25% per annum. The term loans from the first and second credit facilities were repaid in May 2018. Both revolving loan facilities were terminated in August 2018.

(iii) 3-year revolving loan facility and 3-year term loan and revolving loan facilities

        In November 2018, the Group through its subsidiary renewed a 3-year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of HIBOR plus 0.85% per annum. This credit facility is guaranteed by the Company. As at September 30, 2019 and December 31, 2018, no amount has been drawn from the revolving loan facility.

        In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an annual interest rate of HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. As at September 30, 2019, no amount has been drawn from either of these credit facilities.

        The Group's bank borrowings are repayable as from the dates indicated as follows:

	September 30, 2019	December 31, 2018
	(in US$'000)
Not later than 1 year	—	—
Between 1 to 2 years	—	26,923

	—	26,923

        As at September 30, 2019 and December 31, 2018, the Group had unutilized bank borrowing facilities of HK$1,141,000,000 (US$146,282,000) and HK$931,000,000 (US$119,359,000) respectively.

12. Commitments and Contingencies

        The Group had the following capital commitments:

September 30, 2019
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,615

        The Group does not have any other significant commitments or contingencies.

13. Ordinary Shares

        Pursuant to a resolution passed in the Annual General Meeting on April 24, 2019, the Company's authorized share capital was increased from US$75,000,000 to US$150,000,000 by the addition of 75,000,000 ordinary shares of US$1.00 each (equivalent to 750,000,000 ordinary shares of US$0.10 each after the share split effective on May 30, 2019) in the share capital of the Company.

        Pursuant to a resolution passed in the Extraordinary General Meeting on May 29, 2019, with effect from May 30, 2019, each ordinary share of the Company was subdivided into 10 ordinary shares and the par value per ordinary share was changed from US$1.00 to US$0.10. All Company ordinary share and per share amounts presented were adjusted retroactively as the share split was effective when the interim unaudited condensed consolidated financial statements were issued.

        As at September 30, 2019, the Company is authorized to issue 1,500,000,000 ordinary shares.

        A summary of ordinary share transactions (in thousands) is as follows:

	2019	2018
As at January 1	666,577	664,470
Share option exercises	209	886

As at September 30	666,786	665,356

        Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

14. Share-based Compensation

(i)    Share-based Compensation of the Company

        The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the "HCML Share Option Scheme"). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

        As at September 30, 2019, the aggregate number of shares issuable under the HCML Share Option Scheme is 23,130,970 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 1,636,180 ordinary shares. Additionally, the number of shares authorized but unissued was 833,213,550 ordinary shares.

        Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

        A summary of the Company's share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in £ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in £'000)
Outstanding at January 1, 2018	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30

Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158

Granted	180,000	4.22
Exercised	(209,000)	0.61
Cancelled	(932,110)	4.64
Expired	(96,180)	4.65

Outstanding at September 30, 2019	17,497,560	3.28	6.52	9,016

Vested and exercisable at December 31, 2018	8,032,040	1.68	4.84	14,843
Vested and exercisable at September 30, 2019	10,195,420	2.35	5.12	9,016

        In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30, 2019
	2011	2013	2016	2017	2018
Weighted average grant date fair value of share options (in £ per share)	0.18	0.32	0.90	1.27	1.67	1.51
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	0.44	0.61	1.97	3.11	4.69	4.22
Share price at effective date of grant (in £ per share)	0.43	0.61	1.97	3.11	4.66	4.22
Expected volatility (note (a))	46.6%	36.0%	39.0%	36.3%	37.6%	37.7%
Risk-free interest rate (note (b))	3.13%	3.16%	1.00%	1.17%	1.46%	1.08%
Contractual life of share options (in years)	10	10	8	10	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%	0%

Notes:

(a)
The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)
The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company's ordinary shares are currently listed on AIM and denominated in £.

(c)
The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

        The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company's share option exercises:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Cash received from share options exercised	155	744
Total intrinsic value of share options exercised	711	4,968

        The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group's condensed consolidated statements of operations:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Research and development expenses	4,915	4,730
Administrative expenses	497	399

	5,412	5,129

        As at September 30, 2019, the total unrecognized compensation cost was US$8,415,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.6 years.

(ii)   LTIP

        The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent American depositary shares ("ADS") (collectively the "Awarded Shares") to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

        Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

        Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

        Granted awards under the LTIP are as follows:

Grant date	Maximum cash amount per annum (in US$ millions)	Covered financial years		Performance target determination date
October 19, 2015	1.8	2014-2016		note (a	)
March 24, 2016	0.3	note (b	)	note (b	)
March 15, 2017	0.4	note (c	)	note (c	)
March 15, 2017 and August 2, 2017	6.0	2017-2019		note (d	)
December 15, 2017	0.5	2018-2019		note (d	)
August 6, 2018	0.1	2018-2019		note (d	)
December 14, 2018	1.5	2019		note (d	)
August 5, 2019	0.7	2019		note (d	)
Notes:

(a)
The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)
This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)
This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.

(d)
The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

        The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

        The Trustee's assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$'000)
As at January 1, 2018	559,775	1,957
Purchased	795,005	5,451
Vested	(233,750)	(731)

As at December 31, 2018	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)

As at September 30, 2019	941,310	6,079

        For the nine months ended September 30, 2019 and 2018, US$262,000 and US$396,000 of the LTIP awards were forfeited respectively.

        The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Research and development expenses	872	1,082
Selling and administrative expenses	1,136	1,070

	2,008	2,152

Recorded with a corresponding credit to:
Liability	768	982
Additional paid-in capital	1,240	1,170

	2,008	2,152

        For the nine months ended September 30, 2019 and 2018, US$526,000 and US$1,770,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at September 30, 2019 and December 31, 2018, US$1,477,000 and US$1,235,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

        As at September 30, 2019, the total unrecognized compensation cost was approximately US$3,147,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

15. Revenues

        The following table presents disaggregated revenue:

	Nine Months Ended September 30, 2019
	Innovation Platform	Commercial Platform	Total
	(in US$'000)
Goods—Manufacturing	—	4,753	4,753
Goods—Distribution	—	130,806	130,806
Services	10,841	2,584	13,425
Royalties	—	2,562	2,562

	10,841	140,705	151,546

Third parties	10,468	135,371	145,839
Related parties (Note 17(i))	373	5,334	5,707

	10,841	140,705	151,546

	Nine Months Ended September 30, 2018
	Innovation Platform	Commercial Platform	Total
	(in US$'000)
Goods—Distribution	—	119,866	119,866
Services	20,754	8,246	29,000
Licenses	12,135	—	12,135

	32,889	128,112	161,001

Third parties	25,581	122,869	148,450
Related parties (Note 17(i))	7,308	5,243	12,551

	32,889	128,112	161,001

16. Research and Development Expenses

        Research and development expenses are summarized as follows:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Clinical trial related costs	62,370	57,952
Personnel compensation and related costs	33,570	26,832
Other research and development expenses	4,795	3,948

	100,735	88,732

17. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

        The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)    Transactions with related parties:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Sales to:
Indirect subsidiaries of CK Hutchison	5,334	5,243

Revenue from research and development services from:
Equity investees	373	7,308

Purchases from:
Equity investees	1,792	1,812

Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	324	377
An equity investee	2,682	9,652

	3,006	10,029

Rendering of support services from:
An indirect subsidiary of CK Hutchison	698	682

(ii)   Balances with related parties included in:

	September 30, 2019	December 31, 2018
	(in US$'000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,227	2,709
An equity investee (note (a))	127	73

	1,354	2,782

Accounts payable
An equity investee (note (a))	1,495	6,507

Amounts due from related parties
An indirect subsidiary of CK Hutchison (notes (a) and (b))	3,294	—
Equity investees (note (a))	898	889

	4,192	889

Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (c))	—	432

Other deferred income
An equity investee (note (d))	1,147	1,356

Notes:

(a)
Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)
Balance includes US$3.7 million of issuance costs borne by an indirect subsidiary of CK Hutchison related to its secondary offering of the Company's ADS completed in July 2019.

(c)
Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(d)
Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii) Transactions with non-controlling shareholders of subsidiaries:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Sales	19,510	15,375

Purchases	9,778	11,690

Interest expense	—	60

(iv)  Balances with non-controlling shareholders of subsidiaries included in:

	September 30, 2019	December 31, 2018
	(in US$'000)
Accounts receivable—third parties	4,758	5,070

Accounts payable	3,916	4,960

Other payables, accruals and advance receipts
Dividend payable	—	1,282

Other non-current liabilities
Loan	579	579

18. Income Taxes

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Current tax
HK (note (a))	228	294
PRC (note (b))	762	1,180
U.S. (note (c))	457	145
Deferred income tax	1,112	1,376

Income tax expense	2,559	2,995

Notes:

(a)
The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, and remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the flat rate of 16.5% on the estimated assessable profits less estimated available tax losses in all other entities.

(b)
Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. Hutchison MediPharma Limited and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at September 30, 2019 and December 31, 2018, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

(c)
The Company's subsidiary in the U.S. with operations in New York State is subject to U.S. federal and state taxes, and have been provided for at approximately 21% and 9% on the estimated assessable profit respectively. Certain income receivable by the Company is subject to U.S. withholding tax of 30%.

        The reconciliation of the Group's reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group's loss before income taxes and equity in earnings of equity investees is as follows:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Loss before income taxes and equity in earnings of equity investees	(102,640)	(63,593)

Tax calculated at the statutory tax rate of the Company	(16,936)	(10,493)
Tax effects of:
Different tax rates available in different jurisdictions	1,331	451
Tax valuation allowance	18,928	14,881
Preferential tax rate difference	(123)	(21)
Preferential tax deduction	(3,686)	(4,119)
Expenses not deductible for tax purposes	1,963	1,294
Utilization of previously unrecognized tax losses	(32)	(3)
Withholding tax on undistributed earnings of PRC entities	1,533	1,546
Others	(419)	(541)

Income tax expense	2,559	2,995

19. Losses per Share

(i)    Basic losses per share

        Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Nine Months Ended September 30,
	2019	2018
Weighted average number of outstanding ordinary shares in issue	665,612,400	664,003,277

Net loss attributable to the Company (US$'000)	(76,462)	(58,269)

Losses per share attributable to the Company (US$ per share)	(0.11)	(0.09)

(ii)   Diluted losses per share

        Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

        For the nine months ended September 30, 2019 and 2018, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share was equal to basic losses per share for the nine months ended September 30, 2019 and 2018.

        Note: The losses per share attributable to the Company—basic and diluted presented were adjusted retroactively for the nine months ended September 30, 2018 to take into account the share split approved by ordinary resolution at the Extraordinary General Meeting of the Company held on May 29, 2019, pursuant to which each ordinary share was subdivided into 10 ordinary shares with effect from May 30, 2019.

20. Segment Reporting

        The Group determines its operating segments from both business and geographic perspectives as follows:

  (i)
  Innovation Platform (Drug R&D): focuses on discovering, developing and commercializing targeted therapeutics and immunotherapies for the treatment of cancer and immunological diseases; and

  (ii)
  Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

  (a)
  Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

  (b)
  Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

        Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

        The performance of the reportable segments is assessed based on operating (loss)/profit.

        For the nine months ended September 30, 2019, the Group began including the results of a prescription pharmaceutical developed from the Innovation Platform into the Prescription Drugs business under the Commercial Platform.

        The segment information is as follows:

	Nine Months Ended September 30, 2019
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	10,841	114,919	9,276	16,510	140,705	—	151,546

Interest income	287	47	20	16	83	3,812	4,182
Equity in earnings of equity investees, net of tax	238	23,486	6,784	—	30,270	—	30,508
Operating (loss)/profit	(96,979)	31,344	6,876	1,080	39,300	(13,682)	(71,361)
Interest expense	—	—	—	—	—	771	771
Income tax expense	169	666	(92)	154	728	1,662	2,559
Net (loss)/income attributable to the Company	(96,907)	29,801	6,211	439	36,451	(16,006)	(76,462)
Depreciation/amortization	3,313	118	16	67	201	120	3,634
Additions to non-current assets (other than financial instruments and deferred tax assets)	6,563	2,624	14	3	2,641	156	9,360

	As at September 30, 2019
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	122,831	130,597	63,272	11,561	205,430	125,831	454,092
Property, plant and equipment	17,128	312	67	322	701	699	18,528
Right-of-use assets	2,922	2,191	24	407	2622	1,022	6,566
Leasehold land	1,108	—	—	—	—	—	1,108
Goodwill	—	2,681	407	—	3,088	—	3,088
Other intangible asset	—	288	—	—	288	—	288
Investments in equity investees	8,732	78,308	58,297	—	136,605	—	145,337

	Nine Months Ended September 30, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	32,889	99,007	9,236	19,869	128,112	—	161,001

Interest income	35	43	11	56	110	4,275	4,420
Equity in earnings of equity investees, net of tax	(18,719)	23,074	6,695	—	29,769	—	11,050
Operating (loss)/profit	(80,372)	27,255	7,134	1,814	36,203	(7,646)	(51,815)
Interest expense	—	—	—	60	60	668	728
Income tax expense	40	848	104	283	1,235	1,720	2,995
Net (loss)/income attributable to the Company	(80,212)	24,774	6,367	717	31,858	(9,915)	(58,269)
Depreciation/amortization	2,409	100	17	16	133	20	2,562
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,860	13	7	438	458	746	5,064

	As at December 31, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

        Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms.

        There was one customer which accounted for over 10% of the Group's revenue for the nine months ended September 30, 2019 and 2018 respectively.

        Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

        A reconciliation of operating loss to net loss is as follows:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Operating loss	(71,361)	(51,815)
Interest expense	(771)	(728)
Income tax expense	(2,559)	(2,995)

Net loss	(74,691)	(55,538)

21. Note to Condensed Consolidated Statements of Cash Flows

        Reconciliation of net loss for the period to net cash used in operating activities:

	Nine Months Ended September 30,
	2019	2018
	(in US$'000)
Net loss	(74,691)	(55,538)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,634	2,562
Share-based compensation expense—share options	5,412	5,129
Share-based compensation expense—LTIP	2,008	2,152
Equity in earnings of equity investees, net of tax	(30,508)	(11,050)
Dividends received from equity investees	18,173	23,526
Changes in right-of-use assets	(874)	—
Other adjustments	2,173	1,726
Changes in working capital
Accounts receivable—third parties	(159)	(195)
Inventories	(3,763)	(1,493)
Accounts payable	(2,596)	(3,454)
Other payables, accruals and advance receipts	19,128	14,576
Lease liabilities	693	—
Other changes in working capital	(2,156)	3,148

Total changes in working capital	11,147	12,582

Net cash used in operating activities	(63,526)	(18,911)

22. Litigation

        From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group's results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group's financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

        On May 17, 2019, Luye Pharma Hong Kong Ltd. issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that they have no basis for termination, and therefore intends to enforce its rights under the current agreement. On July 29, 2019, the Group initiated arbitration in Hong Kong and the arbitration is still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at September 30, 2019, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$1.1 million, US$0.9 million and US$1.1 million respectively.

23. Subsequent Events

        The Group evaluated subsequent events through January 21, 2020, which is the date when the interim unaudited condensed consolidated financial statements were issued.

        In October 2019, the Group granted 1,735,000 share options with an exercise price of £2.98 per ordinary share.

        In October 2019, the Group granted awards under the LTIP up to a maximum cash amount of US$96,000 that do not stipulate performance targets. Shares under such LTIP awards are subject to the vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

        In October 2019, the 3-year term loan facility of HK$210,000,000 (US$26,923,000) was drawn down and is due in May 2022.

        In December 2019, the Group granted 400,000 share options with an exercise price of £3.59 per ordinary share and granted awards under the LTIP up to a maximum cash amount of US$6.6 million subject to performance targets.

        In December 2019, the Group acquired the remaining 50% shareholding in NSPL for consideration of approximately US$8.1 million. Afterwards, the effective equity interest of the Group in NSPL changed to 99.75%.

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Hutchison China MediTech Limited Condensed Consolidated Balance Sheets (in US$'000, except share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Operations (Unaudited, in US$'000, except share and per share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Comprehensive Loss (Unaudited, in US$'000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited, in US$'000, except share data in '000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Cash Flows (Unaudited, in US$'000)
Hutchison China MediTech Limited Notes to the Interim Unaudited Condensed Consolidated Financial Statements